Zentek and 1329307 BC Ltd. Sign Letter of Intent to Spin Out
Albany Graphite Deposit

Guelph, ON - February 15, 2023, Zentek Ltd. ("Zentek") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, and 1329307 BC Ltd. are pleased to announce that they have signed a non-binding letter of intent dated February 13, 2023 (the "LOI"), pursuant to which the parties have agreed to negotiate a transaction (the "Transaction") involving the transfer of Zentek's Albany Graphite Deposit in northern Ontario to an entity ("SpinCo") to be listed on a recognized Canadian stock exchange. The definitive structure of the Transaction will be determined following consultation with tax, securities and corporate advisors, provided that the parties currently intend that, following completion of the Transaction, Zentek shall retain a majority direct equity interest in SpinCo.

Zentek believes that transferring the Albany Graphite Deposit asset to a separate entity will enable the Albany Graphite project to move forward with the second year of environmental baseline and hydrogeology studies, with the aim to eventually complete a prefeasibility study. Management of Zentek believes that Zentek's current share price does not fully recognize the value of the Albany Graphite Deposit, and that, by completing the Transaction, Zentek, and accordingly its shareholders, will benefit from realizing the value of the asset.

"With significant production shortfalls anticipated in the next decade, and the limited number of producing mines and graphite deposits in geopolitically stable countries, the importance of North American graphite and our Albany Deposit is growing by the day," said Greg Fenton, CEO of Zentek.  "Amidst this backdrop, we believe our strategy of using a separate entity to move Albany forward and pursuing funding directly for it gives us a compelling pathway to help unlock the value of our wholly-owned deposit for shareholders in the near and longer term."

The LOI was approved by the board of directors of each of Zentek and 1329307 BC Ltd. If and when a definitive binding agreement to consummate the Transaction is executed, Zentek and 1329307 BC Ltd. will issue a subsequent news release containing the details of the definitive agreement and other matters of material significance. While each of Zentek and 1329307 BC Ltd. currently expects to complete the Transaction, the completion of the Transaction will be subject to several conditions, including but not limited to, receiving all required shareholder, regulatory, stock exchange and other corporate and third-party approvals. As such, there can be no assurance that the Transaction will be completed as proposed, or at all.

Albany Graphite Deposit

Zentek currently owns 100% of the Albany Graphite Deposit. The determination by Zentek to proceed with the transfer of the Albany Graphite Deposit to SpinCo follows the expiration of the agreement with The Benchmark Company, originally announced on April 18, 2022. Benchmark was retained to explore strategic alternatives to unlock the value of the Albany Graphite Deposit. Given the acute focus on the development of domestic, critical mineral supply chains, it was determined that transferring the Albany Graphite Deposit from Zentek to a separate entity as described above was the optimal path. A separate entity holding the asset will allow the value of the Albany Graphite Deposit to be defined, and will provide a vehicle to advance the project, independent of Zentek's core intellectual property development business.

About Zentek

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's patented ZenGUARD™ coating is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems.  Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

For further information:

Zentek

Mitch Swergold, Director of Investor Relations
Tel: (917) 930-8723
Email: mswergold@zentek.com

Dr. Francis Dubé, Executive Chairman

Tel: (289) 821-2820
Email: fdube@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

1329307 BC Ltd.

Arvin Ramos

Chief Financial Officer

Tel: (416) 361-2829

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although each of Zentek and 1329307 BC Ltd. believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Each of Zentek and 1329307 BC Ltd. disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.